

March 6, 2012

Via E-mail
Marshall Mohr
Senior Vice President and Chief Financial Officer
Intuitive Surgical, Inc.
1266 Kifer Rd.
Sunnyvale, CA 94086

  Re: Intuitive Surgical, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 6, 2012
    File No. 000-30713

Dear Mr. Mohr:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data, page 57

Note 2. Summary of Significant Accounting Policies, page 63

Revenue Recognition, page 66

1. We note the quantification on page 44 of the number of unit sales involving "System Trade-ins" and discussion in the third paragraph on page 45 of "upgrade revenue". Please describe for us in greater detail the terms of your sales arrangements which allow for the upgrade or the trade-in of used systems. Please further tell us how you account for such upgrade or trade-in rights as part of your multiple element accounting policy, specifically whether you have determined that this right is a separate unit of accounting and how the estimated selling price of such a right, if any, is determined. Please also clarify how your accounting policy *in this area* was impacted by the adoption of FASB ASU 2009-13 on

January 1, 2010. Please provide us with references to the specific U. S. GAAP which supports your policy for upgrades and the trade-in of used systems.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3212 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief